
13002982

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended **December 31, 2012**

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______________ to ______________

Commission file number 001-16517

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Same as issuer named below.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Phoenix Companies, Inc. Savings and Investment Plan
One American Row
Hartford, CT 06102-5056

REQUIRED INFORMATION

The following statements and exhibits are enclosed:

1. **Statement 1: The Phoenix Companies, Inc. Savings and Investment Plan Financial Statements for the fiscal year ended December 31, 2012**

2. **Exhibit 1: Consent of Independent Registered Public Accounting Firm**

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Phoenix Companies, Inc. Savings and Investment Plan

Date 6/26/13



Suzette Louro, Assistant Vice President Benefits
On Behalf of Plan Administrator

The Phoenix Companies, Inc.
Savings and Investment Plan

Report on Financial Statements
(with Supplemental Information
and Independent Auditor's Report)
December 31, 2012 and 2011

The Phoenix Companies, Inc.
Savings and Investment Plan
Table of Contents

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

COHN REZNICK

ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Phoenix Companies, Inc.
Savings and Investment Plan

We have audited the accompanying statement of net assets available for benefit of The Phoenix Companies, Inc. Savings and Investment Plan (the "Plan") as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.



Farmington, Connecticut
June 26, 2013



Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Phoenix Companies, Inc.
Savings and Investment Plan

In our opinion, the accompanying statement of net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Phoenix Companies, Inc. Savings and Investment Plan (the "Plan") at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Hartford, Connecticut
June 25, 2012

PricewaterhouseCoopers LLP, 185 Asylum Street, Suite 2400, Hartford, CT 06103-3404
T: (860) 241 7000, F: (860) 241 7590, www.pwc.com/us

	As of December 31,	
	2012	**2011**
Assets:		
Investments, at fair value	$131,213,211	$120,994,127
Receivables:		
Notes receivable from participants	1,596,960	1,435,666
Employer contribution	216,428	1,706,642
Total receivables	1,813,388	3,142,308
Net assets reflecting investments at fair value	133,026,599	124,136,435
Adjustment from fair value to contract value for interest in collective trust relative to fully benefit-responsive investment contracts	(194,220)	(149,740)
Net assets available for benefits	**$132,832,379**	**$123,986,695**

The accompanying notes are an integral part of these financial statements.

The Phoenix Companies, Inc.
Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2012
Additions to net assets attributable to:	
Investment income:	
Dividends and interest	$ 4,047,757
Net appreciation in fair value of investments	10,619,017
Total investment income	14,666,774
Interest income on notes receivable from participants	70,474
Other income	68,850
Contributions:	
Employer	3,440,825
Participant	4,988,773
Total contributions	8,429,598
Total additions	23,235,696
Deductions from net assets attributable to:	
Benefit payments	(14,366,540)
Administrative fees	(23,472)
Total deductions	(14,390,012)
Net increase in net assets	8,845,684
Net assets available for benefits at beginning of year	123,986,695
Net assets available for benefits at end of year	**$132,832,379**

The accompanying notes are an integral part of these financial statements.

1. Description of Plan

The following description of The Phoenix Companies, Inc. Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution profit sharing plan under Section 401(k) of the Internal Revenue Code ("IRC") and is sponsored by The Phoenix Companies, Inc. ("Phoenix" or the "Plan Sponsor"). The Plan is subject to the provisions of the IRC and Employee Retirement Income Security Act of 1974 ("ERISA"). The Employer is Phoenix Life Insurance Company (the "Company") and any participating employer.

Eligibility

Any new employees who do not make an election are automatically enrolled immediately, with deductions starting with the first pay cycle. The default investment is one of the Fidelity Freedom Fund investment options within the Plan, which determines the mix of investments according to the anticipated retirement date (assumed to be based on age 65) of the employee.

Contributions

Participants may elect to contribute between 1% and 60% of eligible compensation on a pre-tax, after-tax or Roth basis, or any combination thereof, and invest in any of the available investment options.

Participant contributions are recorded in the period during which payroll deductions are made from the participant's eligible compensation.

The following contributions may be made:

- Basic contributions, as defined by the Plan document, are participant contributions made through payroll deductions of not less than 1% but not exceeding 6% of the participant's eligible compensation and may be contributed as any combination of pre-tax, after-tax or as Roth contributions.

- Supplemental contributions, as defined by the Plan document, are participant contributions made through payroll deduction in excess of the 6% basic contribution limit but not exceeding 60% of the participant's eligible compensation and may be contributed as any combination of pre-tax, after-tax or as Roth contributions.

- Participants who are at least 50 years of age, or will attain age 50 by December 31 of the Plan year, are allowed to make additional contributions, known as "catch up contributions", over and above the standard Internal Revenue Service ("IRS") deferral limits for that Plan year so long as they have met certain Plan-based or IRS limits during the Plan year. The maximum catch up contributions were $5,500 for plan year ending 2012.

- Rollover contributions from another IRS qualified plan are allowed.

Effective April 1, 2010, the Employer matching contributions, which are made only to the accounts of those participants who make basic contributions, are made according to the following formula:

- Employees with less than 5 years of service* will receive a match of 100% on the first 3% of eligible compensation; 50% on the next 3% of eligible compensation.
- Employees with at least 5 and less than 10 years of service* will receive a match of 100% on the first 6% of eligible compensation.
- Employees with at least 10 and less than 15 years of service* will receive a match of 100% on the first 3% of eligible compensation; 150% on the next 3% of eligible compensation.

  - Employees with 15 or more years of service* will receive a match of 150% on the first 6% of eligible compensation.

  *Completed years of service on January 1 of each calendar year.

- If a new employee does not elect a deferral percentage, the automatic participant contribution percentage is 6% of eligible compensation pre-tax.

- Effective April 1, 2010 an additional discretionary annual Employer contribution equal to at least three and one-half percent (3.5%) of eligible compensation paid during the plan year for all employees who are employed on the last day of the Plan Year (except for death, disability and retirement during the Plan Year) was established.

  - Employees of Saybrus Partners are not eligible for the discretionary contribution.
  - This contribution is payable after end of plan year.
  - Employees are not required to make contributions to the Plan to receive this contribution.
  - At the Employer's discretion, a greater percentage may be contributed.

- Pursuant to a Plan amendment adopted on December 19, 2011, effective January 1, 2012, the discretionary annual Employer contribution floor of 3.5% was eliminated. The discretionary annual Employer contribution is dependent upon the achievement of Phoenix performance goals and payouts can range from 0% to 5%. Because of the restatement, it has not been determined if there will be an Employer discretionary contribution for 2012.

Participants may direct the investment of their contributions and Employer contributions into various investment options offered by the Plan.

Effective November 8, 2012, purchases to the Phoenix Common Stock Fund were frozen to new investments until further notice due to the pending restatement of the Plan Sponsor's financial statements. This freeze affects new contributions from payroll deductions, loan repayments and exchanges in but does not affect sales, plan withdrawals or new loans.

Participant accounts

Each participant's account is credited with the participant's contributions, the allocation of the Employer's contributions and Plan earnings, if any. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investment in that fund. Earnings are reinvested in the same investment vehicle and are credited to the respective participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Vesting

Plan participants are immediately vested in their own contributions and Employer contributions plus actual earnings thereon.

Benefit payments

The following options are available upon termination of service, retirement or disability:

- If the value of an account balance is greater than $5,000, a participant may elect to receive a lump-sum distribution, roll over the account balance to an IRA or other qualified plan or retain amounts in the Plan until normal retirement age.

- If the value of an account balance is between $1,000 and $5,000 and the participant does not elect to receive a lump-sum distribution or roll over the account balance to an IRA or other qualified plan, it will be automatically transferred to an IRA with Fidelity from which they can obtain cash or roll it over to another IRA or another employer's qualified retirement plan.

- If the value of an account balance does not exceed $1,000 and the participant does not elect to receive a lump-sum or roll over the account balance to an IRA or other qualified plan, it will be automatically distributed to the participant.

Terminated participants are allowed to take partial withdrawals until normal retirement age.

Upon death, the value of a participant's account becomes payable to his or her beneficiary. If the participant (i) is not married or does not have a domestic partner, (ii) does not have children, and (iii) has not designated a beneficiary, his or her account balance will be paid to their estate. Spousal beneficiaries have the same payment options available to retirees. Non-spousal beneficiaries may elect to receive a lump sum distribution or roll over the account balance to an IRA.

Distributions are subject to the applicable provisions of the Plan document. Benefit payments are recorded when they have been approved for payment and paid by the Plan.

Notes receivable from participants

A participant may borrow up to a maximum of $50,000 (reduced by the highest outstanding balance of loans during the one-year period immediately prior to the loan application) or one half of the participant's vested account balance, whichever is less. Loans are treated as a transfer from/to the investment fund to/from the participant loan account. A loan is collateralized by the balance in the participant's account and bears interest at a rate commensurate with market rates for similar loans, as defined (4.25% as of December 31, 2012 and 2011, respectively). Loan terms generally range from 1 to 4½ years, however, when proceeds are used for the purchase of a primary residence, terms may be up to 30 years. Principal and interest are paid ratably through semi-monthly payroll deductions beginning in the month following receipt of the loan. Participants are limited to 2 outstanding loans.

2. Summary of Accounting Policies

Basis of accounting

The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of GAAP financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition

In accordance with Accounting Standards Codification 946 ("ASC 946"), *Financial Services – Investment Companies* and ASC 962, *Plan Accounting – Defined Contribution Benefit Plans*, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required by the ASC 946, the Statements of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Fair value and contract value of investments in the Common/Collective Trust are determined based on the fair value and contract value of the underlying investments in the respective trusts. The investment in the Common/Collective Trust is reflected at fair value with an adjustment from this fair value to contract value in a separate line item in the Statements of Net Assets Available for Benefits. The Common Stock Fund consists of Phoenix common stock, which is valued at quoted market price, and Fidelity Management Trust Company ("FMTC") Institutional Cash Portfolio Money Market Fund, which is valued at the net asset value per unit as determined by the collective trust as of the valuation date, which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation or net depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as distributions based upon the terms of the Plan document. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011.

Administrative expenses

Costs and expenses related to the Plan are paid from the Trust Fund to the extent not paid by the Company. The Company currently pays direct fees and expenses related to the Plan that exceed the amount it receives from Fidelity Investment Institutional Operations Company, Inc. Participants pay fees for loan initiation, withdrawals and short-term trading. Other expenses of the mutual funds are reflected in the investment results.

Risks and uncertainties

The Plan provides for various investment options in mutual funds, common/collective trusts and a unitized common stock fund. All investment options are exposed to various risks, such as interest rate risk, market risk, and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in value in the near term would materially affect the Plan's financial statements and participant account balances.

Adoption of new accounting standards

In May 2011, the Financial Accounting Standards Board (the "FASB") issued amending guidance within ASC 820, *Fair Value Measurements and Disclosures*, to clarify the FASB's intent about the application of existing guidance and particular requirements for measuring and disclosing information about fair value. The amended guidance clarifies that the highest and best use concept only applies to non-financial assets, defines a principal market as being the market which an entity would normally enter into a transaction in, lists criteria that must be met to apply the portfolio approach, and specifies that the application of premiums and discounts in a fair value measurement is related to the unit of account for the asset or liability being measured at fair value. The amendment also clarifies that a reporting entity should disclose quantitative information about the unobservable inputs used in a fair value measurement that is categorized within Level 3 of the fair value hierarchy. This guidance is effective for periods beginning after December 15, 2011. The Plan adopted this guidance with no material impact to its financial statements other than additional disclosures.

3. Investments

Fair value of financial instruments

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's fair value measurement level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2012 and 2011.

Mutual funds: Valued at the net asset value ("NAV") of shares held by the Plan at year end.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Common/collective trust fund: Valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan's fair value measurements at December 31, 2012 and 2011:

Fair values of assets by type and level:

	As of December 31, 2012			
	Level 1	**Level 2**	**Level 3**	**Total**
Mutual Funds				
Fixed income	$ 13,429,877	$ -	$ -	$ 13,429,877
International	10,547,751	-	-	10,547,751
Blended	32,787,970	-		32,787,970
Money market	8,015,748	-	-	8,015,748
Small cap stock	6,390,904	-		6,390,904
Mid & large cap stock	50,922,499	-	-	50,922,499
Total mutual funds	122,094,749	-	-	122,094,749
Common/Collective Trust[1]	-	6,786,792	-	6,786,792
Common Stock Fund[2]	2,248,971	82,699	-	2,331,670
Total assets at fair value	**$ 124,343,720**	**$ 6,869,491**	**$ -**	**$ 131,213,211**

	As of December 31, 2011			
	Level 1	Level 2	Level 3	Total
Mutual Funds				
Fixed income	$ 11,720,358	$ -	$ -	$ 11,720,358
International	9,273,894	-	-	9,273,894
Blended	28,506,222			28,506,222
Money market	9,342,779	-	-	9,342,779
Small cap stock	6,281,418			6,281,418
Mid & large cap stock	46,812,249	-	-	46,812,249
Total mutual funds	111,936,920	-	-	111,936,920
Common/Collective Trust[(1)]	-	6,071,228	-	6,071,228
Common Stock Fund[(2)]	2,851,338	134,641	-	2,985,979
Total assets at fair value	**$ 114,788,258**	**$ 6,205,869**	**$ -**	**$ 120,994,127**

(1) The Fidelity Managed Income Portfolio, which is included in the Common/Collective Trust, is valued using NAV and can be redeemed daily. The fund does not have any unfunded commitments nor include circumstances in which an otherwise redeemable investment might not be redeemable (for instance, investment that is subject to a lockup period).

(2) The Common Stock Fund includes $2,248,971 and $2,851,338 of Phoenix common stock as of December 31, 2012 and 2011, respectively and $82,699 and $134,641 of FMTC Institutional Cash Portfolio Money Market Fund as of December 31, 2012 and 2011, respectively. The money market portion of the Common Stock Fund, is valued using NAV and can be redeemed daily. The fund does not have any unfunded commitments nor include circumstances in which an otherwise redeemable investment might not be redeemable (for instance, investment that is subject to a lockup period).

There were no transfers between Level 1, Level 2 and Level 3 assets during the years ending December 31, 2012 and 2011.

Fair values and carrying values of assets:

	As of December 31,			
	2012		2011	
	Fair Value	Carrying Value	Fair Value	Carrying Value
Mutual Funds				
Fixed income	$ 13,429,877	$ 13,429,877	$ 11,720,358	$ 11,720,358
International	10,547,751	10,547,751	9,273,894	9,273,894
Blended	32,787,970	32,787,970	28,506,222	28,506,222
Money market	8,015,748	8,015,748	9,342,779	9,342,779
Small cap stock	6,390,904	6,390,904	6,281,418	6,281,418
Mid & large cap stock	50,922,499	50,922,499	46,812,249	46,812,249
Total mutual funds	122,094,749	122,094,749	111,936,920	111,936,920
Common/Collective Trust[(1)]	6,786,792	6,592,572	6,071,228	5,921,488
Common Stock Fund[(2)]	2,331,670	2,331,670	2,985,979	2,985,979
Total assets at fair value	**$ 131,213,211**	**$ 131,018,991**	**$ 120,994,127**	**$ 120,844,387**

(1) Carrying value represents contract value (see Note 2).

(2) The Common Stock Fund includes $2,248,971 and $2,851,338 of Phoenix common stock as of December 31, 2012 and 2011, respectively and $82,699 and $134,641 of FMTC Institutional Cash Portfolio Money Market Fund as of December 31, 2012 and 2011, respectively. The money market portion of the Common Stock Fund, is valued using NAV and can be redeemed daily. The fund does not have any unfunded commitments nor include circumstances in which an otherwise redeemable investment might not be redeemable (for instance, investment that is subject to a lockup period).

Investment performance

During the year ended December 31, 2012, the Plan's investments (including realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) appreciated (depreciated) in fair value as follows:

	Year Ended December 31, 2012
Mutual Funds	$ 11,472,357
Phoenix Common Stock Fund	(853,340)
Net appreciation in fair value of investments	**$ 10,619,017**

Investments that represent 5% or more of the Plan's net assets are separately identified below:

	As of December 31,	
	2012	2011
Fidelity Growth Company K[(1)]	$ 14,431,568	$ 13,496,001
Artisan Mid Cap Investment Fund	13,375,891	12,618,445
Fidelity Retirement Money Market Fund	8,015,748	9,342,779
Fidelity Freedom K 2020 Fund	10,299,981	9,119,259
Fidelity Contrafund K	8,503,791	7,629,359
Fidelity Freedom K 2030 Fund	7,454,779	6,459,206
Fidelity Managed Income Portfolio[(2)]	6,786,792	6,071,228

(1) In 2011, the American Funds Growth Fund of America was transferred to the Fidelity Growth Company.
(2) The fund balance was less than 5% of net assets as of December 31, 2011.

4. Related Party Transactions

Investments in funds managed by the trustee of the Plan, or an affiliate of the trustee, qualify as party in interest transactions. Plan assets include investments in funds managed by FMTC and Fidelity Management Research Corporation ("FMRC"). FMTC is the Plan trustee and also a wholly owned subsidiary of FMRC.

In addition, the Phoenix Common Stock Fund is offered as an investment option in the Plan.

Information about the net assets and the significant components of the changes in net assets relating to the Phoenix Common Stock Fund is as follows:

	December 31, 2012
Net Assets:	
Phoenix Common Stock Fund	$ 2,331,670

	Year Ended December 31, 2012
Changes in Net Assets:	
Contributions	$ 501,482
Loan repayments	18,560
Loan interest	2,231
Transfers from other investments	428,416
Net depreciation	(853,340)
Benefits paid to participants	(114,817)
Loans paid to participants	(47,306)
Transfers to other investments	-
Plan-to-plan transfer out	(579,200)
Administrative fees	(335)
Net decrease in net assets	**$ (644,309)**

Participants of the Plan are allowed to take loans collateralized against their account balances. (See "Notes receivable from participants" under Note 1.)

Personnel and facilities of Phoenix and the Employer have been used to perform administrative functions for the Plan at no charge to the Plan. These transactions are exempt from detailed reporting under Title I of ERISA.

5. Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6. Income Tax Status

The IRS has determined, and informed Phoenix by an opinion letter dated March 7, 2012, that the Plan document and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended, the Plan Administrator and the Plan's counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan continues to be qualified, and the related trust continues to be tax exempt.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

7. Forfeitures

Forfeitures result from Employees terminated prior to July 1, 2002 who had non-vested Employer matching contributions and from corrections to Employer matching contributions. The accumulated forfeiture balance is available to offset Employer contributions, which would be otherwise payable by the Employer in accordance with the Plan document. The forfeiture balances were $35,316 and $1 as of December 31, 2012 and 2011, respectively. The balance at December 31, 2012 represents outstanding participant checks greater than 180 days old. Although these funds were not used to offset future contributions in 2012, they are available to be used in such a manner going forward.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31, 2012	December 31, 2011
Net assets available for benefits per the financial statements	$ 132,832,379	$ 123,986,695
Adjustment from contract value to fair value for fully benefit responsive investment contracts	194,220	149,740
Net assets available for benefits per the Form 5500	**$ 133,026,599**	**$ 124,136,435**

The following is a reconciliation of investment income per the financial statements to Form 5500:

	December 31, 2012
Total investment income per the financial statements	$ 14,666,774
Add: Adjustment to report common trust at fair value on December 31, 2012	194,220
Less: Adjustment to report common trust at fair value on December 31, 2011	149,740
Total investment income per the Form 5500	**$ 14,711,254**

9. Subsequent Events

The Plan has been evaluated for subsequent events through June 26, 2013, the date the financial statements were available to be issued.

The Phoenix Companies, Inc. **Supplemental Schedule**
Savings and Investment Plan
EIN #06-0493340
Schedule H (Line 4i) Form 5500 - Schedule of Assets (Held at End of Year)
December 31, 2012

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
		Mutual Funds	
		Fixed Income	
*	Fidelity Investments	Spartan US Bond Index Adv Fund	$ 4,787,218
	Virtus Investments	Virtus Multi-Sector Fixed Income Fund	4,513,663
	Virtus Investments	Virtus Multi-Sector Short Term Bond Fund	3,891,358
	American Beacon Funds	ABF Short Term Bond Inst Fund	237,638
		International	
	Artisan Investments	American Funds Europac Growth R6	4,224,812
	Artisan Investments	AF New Perspect R6	6,322,939
		Money Market	
*	Fidelity Investments	Fidelity Retirement Money Market Fund	8,015,748
		Small Cap Stock	
	Allianz Funds	Allianz NFJ Small Cap Value Fund	4,020,677
	American Beacon Funds	ABF Small Cap Growth	2,370,227
		Mid Cap Stock	
	Artisan Investments	Artisan Mid Cap Investment Fund	13,375,891
*	Fidelity Investments	Fidelity Low Priced Stock K Fund	4,387,890
	Virtus Investments	Virtus Mid Cap Value Fund	1,561,232
		Large Cap Stock	
*	Fidelity Investments	Fidelity Contrafund K	8,503,791
*	Fidelity Investments	Fidelity Growth Company K	14,431,568
		MFS Value R4	2,402,414
*	Fidelity Investments	Spartan 500 Index Inst Fund	5,064,382
		Blended	
*	Fidelity Investments	Fidelity Freedom K 2000	285,390
*	Fidelity Investments	Fidelity Freedom K 2005	72,246
*	Fidelity Investments	Fidelity Freedom K 2010	1,001,329
*	Fidelity Investments	Fidelity Freedom K 2015	1,940,322
*	Fidelity Investments	Fidelity Freedom K 2020	10,299,981
*	Fidelity Investments	Fidelity Freedom K 2025	4,415,009
*	Fidelity Investments	Fidelity Freedom K 2030	7,454,779
*	Fidelity Investments	Fidelity Freedom K 2035	1,552,582
*	Fidelity Investments	Fidelity Freedom K 2040	3,669,760
*	Fidelity Investments	Fidelity Freedom K 2045	1,042,582
*	Fidelity Investments	Fidelity Freedom K 2050	703,849
*	Fidelity Investments	Fidelity Freedom K 2055	42,359
*	Fidelity Investments	Fidelity Freedom K Income	307,782
		Specialty	
	Virtus Investments	Virtus Real Estate	1,195,331
		Common/Collective Trust	
*	Fidelity Investments	Fidelity Managed Income Portfolio	6,786,792
		Common Stock Fund	
*	Phoenix Investments	Phoenix common stock	2,248,971
*	Fidelity Investments	FMTC Institutional Cash Portfolio Money Market Fund Class 1	82,699
		Notes Receivable	
*	Notes Receivable from Participants	Notes receivable from participants (maturity of 1 to 30 years at 4.25%-10.50% collateralized by participant account balances)	1,596,960
	Total		$ 132,810,171

*Represents a party-in interest to the Plan.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the registration statement on Form S-8 (File No. 001-16517) of The Phoenix Companies, Inc. of our report dated June 26, 2013 relating to the financial statements of The Phoenix Companies, Inc. Savings and Investment Plan as of December 31, 2012 and for the year then ended, which appears in this 2012 Annual Report on Form 11-K.

CohnReznick LLP

Farmington, Connecticut
June 26, 2013



CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 001-16517) of The Phoenix Companies, Inc. of our report dated June 25, 2012 relating to the financial statements of The Phoenix Companies, Inc. Savings and Investment Plan , which appears in this Form 11-K

PricewaterhouseCoopers LLP

Hartford, Connecticut
June 26, 2013